THE LAW FIRM OF
HAMADA & MATSUMOTO

KASUMIGASEKI BUILDING, 25TH FLOOR [redacted]
2-5, KASUMIGASEKI 3-CH[redacted]
CHIYODA-KU, TOKYO 100
TEL: 03-3580-3377

FAX: 03-3581-4713 - 4715
03-3592-0912, 0916
03-5251-7985 (G4)
TLX: J28844 HYLAW

November 2, 2002

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD. (the "Company")
Commission File No. 82-34657

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the Non-Consolidated Financial Report for the Six- Months Period Ended September 30, 2002 of the Company, which was manually signed by Mr. Shunsuke Takahara, Managing Director of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter with the enclosure by stamping the enclosed copy and returning it to us in the self-addressed envelope provided. If there are any questions concerning the above, please contact the undersigned.

dlw 11/14

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)

October 30,2002

Financial Report for the Six-Month Period Ended September 30, 2002(Non-Consolidated)

Japan Future Information Technology & Systems Co., Ltd. (JFITS)

Listings: JASDAQ
Code: 4836
URL: http://www.jfits.co.jp/
Date of the Meeting of the Board of Directors to Settle Interim Accounts: October 30,2002
The company has a policy of paying interim dividends.

1.Business Results for Interim Period of Fiscal 2003 (From April 1, 2002 to September 30, 2002)

(1) Results of Operations

(Figures are rounded to the nearest million yen)

	Operating revenue	Change	Operating Income	Change	Ordinary Income	Change	Net Income	Change	Net Income per Share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Current Interim Period	5,022	55.8	337	144.7	328	189.9	327	190.0	9,999.84
Previous Interim Period	3,224	(7.5)	138	(50.4)	113	(56.0)	113	(44.1)	3,484.24
Previous Year 2002	10,245		671		637		634		19,526.28

Notes) 1.Average number of shares outstanding during the period ended
Current interim period: 32,681 shares
Previous interim period: 32,341 shares
Previous fiscal year: 32,493 shares
2.Change in accounting policies: None
3.Percentages for net sales, operating income, ordinary income and net income indicate changes from the previous term

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
	yen	yen
Current Interim Period	—	—
Previous Interim Period	—	—
Previous Year 2002	—	—

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	million yen	million yen	%	Yen
Current Interim Period	9,047	3,689	40.8	112,078.39
Previous Interim Period	7,384	2,873	38.9	88,121.94
Previous Year 2002	8,833	3,403	38.5	104,197.58

Notes) Number of shares outstanding at the end of the period
Current Interim Period: 32,913 shares
Previous Interim Period: 32,607 shares
Previous Fiscal Year: 32,658 shares

2.Earnings Forecast for the Fiscal Year 2003(From April 1, 2002 to March 31, 2003)

	Net Sales	Ordinary Income	Net Income	Annual Dividends per Share	
				Year-end	
	million yen	million yen	million yen	Yen	Yen
Full-year	11,300	1,080	1,078	—	—

Reference) Expected net income per share (full-year basis): 32,753.02 yen

※This financial report is solely a translation of summary of Japanese "*Chukan kessan Tanshin*(including attachments)", which has been prepared in accordance with accounting principles and practices generally accepted in Japan, for the convenience of readers who prefer English Translation.

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the Six-Month Period Ended September 30, 2001 And 2002

	Million of yen	
	Fiscal 2002 1st half	Fiscal 2003 1st half
Assets		
Current assets:		
Cash on hand and at banks	¥1,418	¥3,298
Notes and accounts receivable:		
Customers	711	2,589
Parent	25	11
Allowance for doubtful accounts	(1)	(2)
	735	2,598
Merchandise	31	5
Systems in progress	3,350	791
Prepaid expense	71	89
Other current assets	16	11
Total current assets	5,621	6,792
Investments:		
Investments in affiliates	1,200	1,510
Investments in securities	7	109
Total investments	1,207	1,619
Property and equipment	89	71
Leasehold deposits	252	235
Intangible assets	215	330
Total assets	¥7,384	¥9,047

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the Six-Month Period Ended September 30, 2001 And 2002

	Million of yen	
	Fiscal 2002 1st half	Fiscal 2003 1st half
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term loans :		
Financial institutions	¥1,900	¥3,000
Accounts payable:		
Suppliers	492	1,094
Parent	18	45
	510	1,139
Advances	1,483	296
Accrued income taxes	1	1
Consumption taxes payable	12	45
Accrued bonuses to employees	218	304
Accrued expenses	192	118
Deposit received	17	20
Other current liabilities	11	203
Total current liabilities	4,344	5,126
Non-current liabilities:		
Reserve for retirement benefits	167	232
Total non-current liabilities	167	232
Total liabilities	4,511	5,358
Shareholders' equity :		
Common stock,		
Authorized:		
43,404 shares at September 30, 2001		
130,000 shares at September 30, 2002		
Issued:		
32,607 shares at September 30, 2001		
32,913 shares at September 30, 2002	1,042	1,059
Additional paid-in capital	1,468	1,481
Retained earnings	363	1,212
Unrealized gains on securities	-	(63)
Total shareholders' equity	2,873	3,689
Total liabilities and shareholders' equity	¥7,384	¥9,047

Japan Future Information Technology & Systems Co., Ltd.

Statements of Income

Finacial Report for the Six-Month Period Ended September 30, 2000, 2001 And 2002

	Million of yen		
	2001	2002	2003
Net sales	¥3,485	¥3,224	¥5,022
Cost of sales	2,563	2,279	3,871
Gross profit	922	945	1,151
Selling, general and administrative expenses	645	807	814
Operating income	277	138	337
Other income (expenses):			
Interest income	1	-	-
Interest expense	(20)	(11)	(14)
Stock issue expenses	-	(16)	-
Amortization of cumulative effects on a change in accounting standards for reserve for retirement benefits	(55)	-	-
Others, net	(1)	2	5
Income before income taxes	202	113	328
Income taxes	0	0	1
Net income	¥202	¥113	¥327

	Yen		
Per share:			
Net income	¥7,469.13	¥3,484.24	¥9,999.84
Total shareholders' equity	¥26,646.99	¥88,121.94	¥112,078.39
Weighted average number of shares	27,001	32,341	32,681

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology & Systems Co., Ltd. (Registrant)

October 31, 2002

By: Shunsuke Takahara

Shunsuke Takahara
Managing Director